Exhibit 99.1

Dejour Energy (Alberta) Ltd.

Reserve and resource estimation and

economic evaluation

Executive summary

Effective date: December 31, 2012

700, 850 – 2 Street SW Calgary AB T2P 0R8 Canada

Tel: 403-267-1700 Fax: 587-774-5398 www.deloitte.ca

January 30, 2013

Dejour Energy (Alberta) Ltd.

598 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Attention: Mr. Hal Blacker

RE:	Dejour Energy (Alberta) Ltd.

Reserve and resource estimation and economic evaluation

At your request and authorization, Deloitte LLP (“Deloitte”) has prepared an independent evaluation of certain oil and gas assets of Dejour Energy (Alberta) Ltd. (“Dejour Alberta”), effective December 31, 2012.

This report has been prepared for the use of Dejour Energy (Alberta) Ltd. for corporate reporting purposes and Deloitte hereby gives its consent to the use of its name and to the said estimates for reporting in the United States. The evaluation was conducted in the month of December 2012; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following table (in Canadian dollars) summarizing 100 percent of the corporate reserves and value:

•	Table 1 – summary of corporate reserves and value using constant prices and costs; and

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below:

		Company net proved reserves
					Oil	Proportion of
Location of reserves		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMcf)	(Mbbl)	(Mbbl)	(MBoe)	reserves
Canada	Alberta / British Columbia	165	243	2	273	2%

Total Company					11,894	100%

Notes:

(1)    Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

(2)    Dejour Alberta has indicated that these totals represent 100% of its Canadian interests as of December 31, 2012.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the SEC’s Regulation S-X Part 210.4-10(a). Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report. The Evaluation procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report. The estimates within this report were prepared with

Dejour Energy (Alberta) Ltd.

Reserve and estimation and economic evaluation

deterministic methods only. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. Constant prices were based on an average of market prices posted at or near the first of each month from January to December 2012. The extent and character of ownership and all factual data supplied by Dejour Energy (Alberta) Ltd. were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

This report contains forward looking statements including expectations of future production and capital expenditures. Possible changes to the current government regulations may cause volumes of proved reserves actually recovered to differ significantly from the estimated quantities. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of six (6) Mcf: one (1) barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Dejour Energy (Alberta) Ltd. (“Dejour Alberta”) is a wholly-owned subsidiary of Dejour Energy Inc. (“Dejour” or “the Company”). The Company makes periodic filings on Form 20-F under the 1934 Exchange Act. Furthermore, the Company has certain registration statements filed with the SEC under the 1933 Securities Act which any subsequently filed Form 20-F is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of the Company to the reference to our name as well as to the reference to our third party report for the Company which appears in the December 31, 2012 annual report on Form 20-F of filings made under the SEC by The Company.

Yours truly,

Original signed by: “Robin G. Bertram”

Robin G. Bertram, P. Eng.

Partner

Deloitte LLP

/ct

Table 1

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Effective December 31, 2012			Canada
	PDP	PDNP	PUD	TP

Light and Medium Oil Mbbl
Ultimate Remaining	373.9	0.0		373.9
WI Before Royalty	280.4	0.0		280.4
WI After Royalty	243.2	0.0		243.2
Royalty Interest	0.0	0.0		0.0
Total Net	243.2	0.0		243.2

Total Oil Mbbl
Ultimate Remaining	373.9	0.0		373.9
WI Before Royalty	280.4	0.0		280.4
WI After Royalty	243.2	0.0		243.2
Royalty Interest	0.0	0.0		0.0
Total Net	243.2	0.0		243.2

Sales Gas MMcf
Ultimate Remaining	172.2	248.6		420.9
WI Before Royalty	129.2	74.6		203.8
WI After Royalty	104.2	60.6		164.7
Royalty Interest	0.0	0.0		0.0
Total Net	104.2	60.6		164.7

NGLs Mbbl
Ultimate Remaining	0.3	8.5		8.8
WI Before Royalty	0.3	2.6		2.8
WI After Royalty	0.2	1.6		1.8
Royalty Interest	0.0	0.0		0.0
Total Net	0.2	1.6		1.8

MBOE Mboe
Ultimate Remaining	403.0	49.9		452.9
WI Before Royalty	302.2	15.0		317.2
WI After Royalty	260.7	11.7		272.5
Royalty Interest	0.0	0.0		0.0
Total Net	260.7	11.7		272.5

Net Present Values - BTAX M$
Undiscounted	9,062.4	18.2		9,080.7
Discounted at 5%	8,210.1	5.7		8,215.8
Discounted at 10%	7,504.9	–3.3		7,501.6
Discounted at 15%	6,925.5	–9.6		6,915.9
Discounted at 20%	6,446.2	–14.2		6,432.1

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte LLP and affiliated entities.

Independent petroleum consultants consent

The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent evaluation of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of Dejour Energy (Alberta) Ltd. These reserves and future net revenues were estimated using prior 12 month average constant prices and costs (before and after income taxes) according to the requirements of SEC’s Regulation S-X, Part 210.4-10 (a). The effective date of this evaluation is December 31, 2012.

In the course of the evaluation, Dejour Energy (Alberta) Ltd. provided Deloitte LLP personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from Deloitte non confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

A “Representation Letter” dated December 19, 2012 and signed by both the Co-Chairman and Chief Executive Officer and the Chief Financial Officer was received from Dejour Energy Inc. prior to the finalization of this report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to us during the course of our evaluation of Dejour Energy (Alberta) Ltd.’s reserves and net present values. This letter is included within.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of Deloitte and none was carried out. The “Representation Letter” received from Dejour Energy (Alberta) Ltd. provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are subject to uncertainties and may in future differ materially from the forecasts herein. Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE Deloitte & Touche LLP Permit Number: P-11444 The Association of Professional Engineers and Geoscientists of Alberta

Certificate of qualification

I, R. G. Bertram, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am a partner of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2012.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty six years of engineering experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “R. G. Bertram”
R. G. Bertram, P. Eng.

January 29, 2013
Date

Certificate of qualification

I, D. E. Yee, a Professional Engineer, of the 700, 850 – 2nd Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2012.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of fourteen years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “D. E. Yee”
D. E. Yee, P. Eng.

January 29, 2013
Date

Certificate of qualification

I, L. D. Boyd, a Registered Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte LLP, which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2012.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1976; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty five years of geological experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “L. D. Boyd”
L. D. Boyd, P. Geol.

January 29, 2013
Date

Dejour Energy Inc. (NYSE MKT: DEJ, TSX:DEJ) 598-999 Canada Place Vancouver, BC V6C 3E1 P: (604) 638-5050 F: (604) 638-5051

December 19, 2012

AJM Deloitte

700, 850 - 2nd Street SW

Calgary, Alberta

T2P 0R8

Re:	Standard Representation Letter

Corporate Reserve Evaluation

Regarding the evaluation of our Company’s oil and gas reserves and independent appraisal of the economic value of these reserves effective December 31, 2012 (the “effective date”), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, the following representations and information made to you during the course and conduct of the evaluation.

1.	We (the “Client”) have made available to you (the “Evaluator”) certain records, information and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation including the following:

a.	accounting, financial and contractual data

b.	asset ownership and related encumbrance information

c.	details concerning product marketing, transportation and processing arrangement

d.	all technical information including geological, engineering and production and test data

e.	estimates of future abandonment and reclamation costs.

2.	We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and annual audit purposes.

3.	We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible or otherwise, for which accurate and current ownership information has been provided.

4.	With respect to all information provided to you regarding product marketing, transportation and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations and additions to these arrangements that could reasonably be expected to have a material impact on the evaluation of our Company’s reserves and future net revenues.

5.	With the possible exception of items of an immaterial nature, we confirm as of the effective date of the evaluation that:

a.	For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any changes of which we have been made aware.

b.	This letter provides assurance that no additional information necessary for the completion of your assignment would have been obtained by a field inspection.

c.	All regulatory approvals, permits and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.

d.	Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this period.

e.	Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to materially affect the production levels or recovery of reserves from the evaluated properties.

f.	If material changes of an adverse nature occur in the Company’s operating performance subsequent to the effective date and prior to the report date, we will undertake to inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.

g.	Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could materially affect our reserves and the economic value of these reserves that has not been disclosed to you.

Yours truly,

Robert L. Hodgkinson	Mathew Wong
Co-Chairman & CEO	CFO

Table of contents

Executive summary

• Property location map

• AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

• Corporate summary

Economics

• AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Evaluation procedure

Effective date: December 31, 2012

© Deloitte LLP and affiliated entities.

Drake/Woodrush
Saddle Hills
T125
T121
T117
T113
T109
T105
T101
T97
T93
T89
T85
T81
T77
T73
T69
T65
T61
T57
T53
T49
T45
T41
T37
T33
T29
T25
T21
T17
T13
T9
T5
T1
102-O-3
102-I-3
92-D-14
92-C-14
92-B-14
92-H-3
82-E-4
82-E-1
82-F-2
82-G-3
R30

Kilometres
0
100
200
300
0
100
200
Miles

Legend
★ Evaluated Property

Deloitte.

Dejour Energy (Alberta) Ltd.

Property Locations

Effective December 31, 2012

T125

T121

104-N

104-O T117

104-P

94-M 94-N 94-O 94-P

T113

104-K T109

104-J

104-I T105

94-L 94-K 94-J 94-I

T101

104-F T97

104-G

104-H 94-E T93

94-F 94-G 94-H

Drake/Woodrush

T89

104-C T85

104-B

104-A

94-D 94-C 94-B T81

T77

03-N

103-O Saddle Hills T73

103-P

93-M

93-N 93-O 93-P T69

T65

103-J T61

103-I

93-L 93-K 93-J 93-I

T57

T53

103-G

103-H T49

93-E

93-F 93-G 93-H

T45

T41

103-B

103-A

93-D 93-C 83-D T37

93-B 93-A

T33

102-O T29

102-P 92-M 82-N

92-N 92-O 92-P 82-M T25

T21

T17

102-I 92-L 82-K

92-K 92-J 92-I 82-L T13

T9

82-G T5

92-E 82-F

92-F 92-G 92-H 82-E T1 102-O-3 102-I-3 92-D-14 92-C-14 92-B-14 92-H-3 82-E-4 82-E-1 82-F-2 82-G-3 R30 Kilometres 0 100 200 300 0 100 200 Miles Legend Evaluated Property

Deloitte

Dejour Energy (Alberta) Ltd.

Property Locations Effective December 31, 2012 By : laj Date : 2013/01/31 Scale = 1:8250000 Project : dej loc

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Effective December 31, 2012			Canada
	PDP	PDNP	PUD	TP

Light and Medium Oil Mbbl
Ultimate Remaining	373.9	0.0		373.9
WI Before Royalty	280.4	0.0		280.4
WI After Royalty	243.2	0.0		243.2
Royalty Interest	0.0	0.0		0.0
Total Net	243.2	0.0		243.2

Total Oil Mbbl
Ultimate Remaining	373.9	0.0		373.9
WI Before Royalty	280.4	0.0		280.4
WI After Royalty	243.2	0.0		243.2
Royalty Interest	0.0	0.0		0.0
Total Net	243.2	0.0		243.2

Sales Gas MMcf
Ultimate Remaining	172.2	248.6		420.9
WI Before Royalty	129.2	74.6		203.8
WI After Royalty	104.2	60.6		164.7
Royalty Interest	0.0	0.0		0.0
Total Net	104.2	60.6		164.7

NGLs Mbbl
Ultimate Remaining	0.3	8.5		8.8
WI Before Royalty	0.3	2.6		2.8
WI After Royalty	0.2	1.6		1.8
Royalty Interest	0.0	0.0		0.0
Total Net	0.2	1.6		1.8

MBOE Mboe
Ultimate Remaining	403.0	49.9		452.9
WI Before Royalty	302.2	15.0		317.2
WI After Royalty	260.7	11.7		272.5
Royalty Interest	0.0	0.0		0.0
Total Net	260.7	11.7		272.5

Net Present Values - BTAX M$
Undiscounted	9,062.4	18.2		9,080.7
Discounted at 5%	8,210.1	5.7		8,215.8
Discounted at 10%	7,504.9	–3.3		7,501.6
Discounted at 15%	6,925.5	–9.6		6,915.9
Discounted at 20%	6,446.2	–14.2		6,432.1

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Canada

Effective December 31, 2012	Proved Developed Producing
		Avg	Oil			Sales Gas			NGL			BOE			Present Value
		Int Derived	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–417.3	–301.5	–230.8

Alberta			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–417.3	–301.5	–230.8
British Columbia
Drake/Woodrush			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,627.5	7,806.3	7,156.3

British Columbia			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,627.5	7,806.3	7,156.3

Canada			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,210.1	7,504.9	6,925.5

Total			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,210.1	7,504.9	6,925.5

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Canada

Effective December 31, 2012	Proved
		Avg	Oil			Sales Gas			NGL			BOE			Present Value
		Int Derived	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–417.3	–301.5	–230.8
Saddle Hills			0.0	0.0	0.0	74.6	0.0	60.6	2.6	0.0	1.6	15.0	0.0	11.7	5.7	–3.3	–9.6

Alberta			0.0	0.0	0.0	74.6	0.0	60.6	2.6	0.0	1.6	15.0	0.0	11.7	–411.6	–304.7	–240.4
British Columbia
Drake/Woodrush			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,627.5	7,806.3	7,156.3

British Columbia			280.4	0.0	243.2	129.2	0.0	104.2	0.3	0.0	0.2	302.2	0.0	260.7	8,627.5	7,806.3	7,156.3

Canada			280.4	0.0	243.2	203.8	0.0	164.7	2.8	0.0	1.8	317.2	0.0	272.5	8,215.8	7,501.6	6,915.9

Total			280.4	0.0	243.2	203.8	0.0	164.7	2.8	0.0	1.8	317.2	0.0	272.5	8,215.8	7,501.6	6,915.9

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

2013

Effective December 31, 2012	Proved Developed Producing
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
British Columbia
Drake/Woodrush			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

British Columbia			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

Canada			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

Total			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

2013

Effective December 31, 2012	Proved
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
British Columbia
Drake/Woodrush			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

British Columbia			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

Canada			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

Total			83	99	6,859.0	1,371.2	0.0	2,082.5	0.0	0.0	0.0	3,405.3

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2012	Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL
		Pool Rates	Pool Volumes	WI Volume	RI Volume	Price	Revenue		Pool Rates	Pool Volumes	WI Volume	RI Volume	Price	Revenue	Co. Share Volume	Price	WI Rates	Co. Share Rates
	Wells	bbl/d	bbl	bbl	bbl	$/bbl	M$	Wells	scf/d	Mcf	Mcf	Mcf	$/Mcf	M$	lt	$/lt	boe/d	boe/d
2013	3.0	302	110,065.6	82,549.2	0.0	80.02	6,606	1.0	360,453	131,565.2	98,673.9	0.0	2.39	236	0.0	0.00	272	272
2014	3.0	175	63,871.6	47,903.7	0.0	80.02	3,833	0.0	27,862	10,169.5	7,627.1	0.0	2.60	20	0.0	0.00	135	135
2015	3.0	117	42,869.8	32,152.3	0.0	80.02	2,573	0.0	18,498	6,752.0	5,064.0	0.0	2.60	13	0.0	0.00	90	90
2016	3.0	88	32,039.3	24,029.4	0.0	80.02	1,923	0.0	12,779	4,677.1	3,507.8	0.0	2.60	9	0.0	0.00	67	67
2017	3.0	69	25,288.6	18,966.4	0.0	80.02	1,518	0.0	9,893	3,611.0	2,708.2	0.0	2.60	7	0.0	0.00	53	53
2018	3.0	57	20,832.4	15,624.3	0.0	80.02	1,250	0.0	8,341	3,044.6	2,283.5	0.0	2.60	6	0.0	0.00	44	44
2019	3.0	48	17,650.9	13,238.2	0.0	80.02	1,059	0.0	7,114	2,596.5	1,947.4	0.0	2.60	5	0.0	0.00	37	37
2020	3.0	42	15,316.3	11,487.2	0.0	80.02	919	0.0	6,153	2,252.1	1,689.1	0.0	2.60	4	0.0	0.00	32	32
2021	3.0	37	13,430.5	10,072.9	0.0	80.02	806	0.0	5,396	1,969.5	1,477.1	0.0	2.60	4	0.0	0.00	28	28
2022	3.0	33	11,964.9	8,973.7	0.0	80.02	718	0.0	5,592	2,041.2	1,530.9	0.0	2.60	4	0.0	0.00	25	25

Sub			353,329.8	264,997.4	0.0	80.02	21,205			168,678.7	126,509.0	0.0	2.44	308	0.0	0.00
Rem			20,585.2	15,438.9	0.0	80.02	1,235			3,534.1	2,650.6	0.0	2.60	7	0.0	0.00
Total			373,915.0	280,436.3	0.0	80.02	22,441			172,212.7	129,159.6	0.0	2.44	315	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volumes	CS Net Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2013	252.0	0.0	69.01	17.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	252.0	0.0	201.6
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

Sub	252.0	0.0	69.01	17.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	252.0	0.0	201.6
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	252.0	0.0	69.01	17.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	252.0	0.0	201.6

CASH FLOW BTAX

	Company Revenue	Crown Royalty	Freehold Royalty	ORR Royalty	Mineral Tax	Total Royalty Burden	Net Rev After Royalties	Other Income	Sask Corp Cap Tax	Fixed Oper Expense	Variable Operating Expense	Other Expenses	Total Operating Costs	Abandon Cost & Salvage	Net Operating Income	Total Investment	NET Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	6,859	1,371.2	0.0	0.0	0.0	20	5,488	0.0	0.0	324.7	1,757.9	0.0	2,082.5	0.0	3,405	0.0	3,405	3,405	3,260
2014	3,853	663.3	0.0	0.0	0.0	17	3,190	0.0	0.0	311.2	947.9	0.0	1,259.1	22.9	1,908	0.0	1,908	5,313	1,661
2015	2,586	360.0	0.0	0.0	0.0	14	2,226	0.0	0.0	317.4	649.0	0.0	966.4	46.8	1,213	0.0	1,213	6,526	959
2016	1,932	206.1	0.0	0.0	0.0	11	1,726	0.0	0.0	323.8	494.7	0.0	818.5	47.8	860	0.0	860	7,385	616
2017	1,525	128.9	0.0	0.0	0.0	8	1,396	0.0	0.0	330.3	398.3	0.0	728.5	44.8	623	0.0	623	8,008	405
2018	1,256	87.6	0.0	0.0	0.0	7	1,169	0.0	0.0	336.9	334.7	0.0	671.5	99.4	398	0.0	398	8,406	236
2019	1,064	63.0	0.0	0.0	0.0	6	1,001	0.0	0.0	343.6	289.2	0.0	632.8	101.4	267	0.0	267	8,673	144
2020	924	47.3	0.0	0.0	0.0	5	876	0.0	0.0	350.5	256.0	0.0	606.5	47.6	222	0.0	222	8,895	109
2021	810	36.6	0.0	0.0	0.0	5	773	0.0	0.0	357.5	229.0	0.0	586.4	26.4	161	0.0	161	9,056	71
2022	722	29.1	0.0	0.0	0.0	4	693	0.0	0.0	364.6	208.1	0.0	572.7	0.0	120	0.0	120	9,176	49

Sub	21,531	2,993.0	0.0	0.0	0.0	14	18,538	0.0	0.0	3,360.3	5,564.6	0.0	8,924.9	437.0	9,176	0.0	9,176	9,176	7,509
Rem	1,242	43.2	0.0	0.0	0.0	3	1,199	0.0	0.0	751.3	368.6	0.0	1,119.9	192.8	–114	0.0	–114	9,062	–4
Total	22,773	3,036.2	0.0	0.0	0.0	13	19,737	0.0	0.0	4,111.6	5,933.2	0.0	10,044.8	629.8	9,062	0.0	9,062	9,062	7,505

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.1
RLI (Principal Product)	3.0
Reserves Life	12.0
RLI (BOE)	3.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	373,915	280,436	280,436	243,160
Gas (Mcf)	172,213	129,160	129,160	104,165
Gas (boe)	28,702	21,527	21,527	17,361
*NGL (bbl)	0	0	0	0
Cond (bbl)	336	252	252	202

Total (boe)	402,953	302,215	302,215	260,722

*	This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	9,062	0.0	9,062	29.99
5	8,210	0.0	8,210	27.17
10	7,505	0.0	7,505	24.83
12	7,260	0.0	7,260	24.02
15	6,925	0.0	6,925	22.92
20	6,446	0.0	6,446	21.33

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00
Chance Of	%	100.00

ECONOMIC INDICATORS

	BTAX		ATAX
	Unrisked	Risked	Unrisked	Risked
Discount Rate (%)	10.0	10.0	10.0	10.0
Payout (Yrs)	0.0	0.0	0.0	0.0
Discounted Payout (Yrs)	0.0	0.0	0.0	0.0
DCF Rate of Return (%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest	0.0	0.0	0.0	0.0
NPV/Disc Invest	0.0	0.0	0.0	0.0
NPV/DIS Cap Exposure	0.0	0.0	0.0	0.0
NPV/BOEPD (M$/boepd)	27.6	27.6	20.8	20.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	303.81	303.81	303.81	303.81
Prod (12 Mo Ave)	(BOEPD)	271.72	271.72	271.72	271.72
Price	($/BOE)	69.11	69.11	69.11	69.11
Royalties	($/BOE)	13.82	13.82	13.82	13.82
Operating Costs	($/BOE)	20.98	20.98	20.98	20.98
NetBack	($/BOE)	34.31	34.31	34.31	34.31
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2012	Total Proved Developed Producing Reserves

CASH FLOW ATAX

	Income Before Tax Loss	Tax Loss Generated	Tax Loss Claim	Federal Taxable Income	Basic Federal Tax	Federal M&P Tax Credit	Federal Surtax	Invest Tax Credit	Federal Income Tax	Attributed Royalty Income	Provincial Taxable Income	Basic Provincial Tax	Provincial M&P Tax Credit	Provincial Income Tax	Total Income Tax	BTAX Cash Flow	ATAX Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	3,405.3	0.0	0.0	3,405.3	510.8	0.0	0.0	0.0	510.8	0.0	3,405.3	340.5	0.0	340.5	851.3	3,405	2,554	2,554	2,451
2014	1,907.7	0.0	0.0	1,907.7	283.9	0.0	0.0	0.0	283.9	0.0	1,930.7	193.1	0.0	193.1	476.9	1,908	1,431	3,985	1,249
2015	1,212.8	0.0	0.0	1,212.8	177.2	0.0	0.0	0.0	177.2	0.0	1,259.6	126.0	0.0	126.0	303.2	1,213	910	4,894	721
2016	859.7	0.0	0.0	859.7	124.2	0.0	0.0	0.0	124.2	0.0	907.4	90.7	0.0	90.7	214.9	860	645	5,539	462
2017	622.5	0.0	0.0	622.5	88.9	0.0	0.0	0.0	88.9	0.0	667.3	66.7	0.0	66.7	155.6	623	467	6,006	304
2018	397.7	0.0	0.0	397.7	49.7	0.0	0.0	0.0	49.7	0.0	497.1	49.7	0.0	49.7	99.4	398	298	6,304	177
2019	267.3	0.0	0.0	267.3	30.0	0.0	0.0	0.0	30.0	0.0	368.6	36.9	0.0	36.9	66.8	267	200	6,505	108
2020	222.2	0.0	0.0	222.2	28.6	0.0	0.0	0.0	28.6	0.0	269.8	27.0	0.0	27.0	55.6	222	167	6,671	82
2021	160.5	0.0	0.0	160.5	21.4	0.0	0.0	0.0	21.4	0.0	186.9	18.7	0.0	18.7	40.1	161	120	6,792	54
2022	120.3	0.0	0.0	120.3	18.0	0.0	0.0	0.0	18.0	0.0	120.3	12.0	0.0	12.0	30.1	120	90	6,882	36

Sub	9,176.0	0.0	0.0	9,176.0	1,332.7	0.0	0.0	0.0	1,332.7	0.0	9,613.0	961.3	0.0	961.3	2,294.0	9,176	6,882	6,882	5,643
Rem	–113.6	0.0	0.0	–113.6	–36.3	0.0	0.0	0.0	–36.3	0.0	79.2	7.9	0.0	7.9	–28.4	–114	–85	6,797	–3
Total	9,062.4	0.0	0.0	9,062.4	1,296.4	0.0	0.0	0.0	1,296.4	0.0	9,692.2	969.2	0.0	969.2	2,265.6	9,062	6,797	6,797	5,640

TAXABLE INCOME

	Resource Revenue	Resource Royalty	Plus Non- Deduct Royalty	Resource Allowance	Resource Operating Cost	Resource CCA	Resource Overhead	Net Production Royalty	Net Resource Royalty Income	Net Other Resource Income	COGPE	CDE	CEE	Depletion Allowance	Resource Taxable Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	6,859	1,371.2	0.0	0.0	2,082.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,405.3
2014	3,853	663.3	0.0	0.0	1,282.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,907.7
2015	2,586	360.0	0.0	0.0	1,013.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,212.8
2016	1,932	206.1	0.0	0.0	866.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	859.7
2017	1,525	128.9	0.0	0.0	773.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	622.5
2018	1,256	87.6	0.0	0.0	770.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	397.7
2019	1,064	63.0	0.0	0.0	734.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	267.3
2020	924	47.3	0.0	0.0	654.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	222.2
2021	810	36.6	0.0	0.0	612.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	160.5
2022	722	29.1	0.0	0.0	572.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	120.3

Sub	21,531	2,993.0	0.0	0.0	9,361.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9,176.0
Rem	1,242	43.2	0.0	0.0	1,312.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–113.6
Total	22,773	3,036.2	0.0	0.0	10,674.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9,062.4

TAX LOSS POOL

	Net Processing Income	Class 41 CCA	Processing Overhead	M&P Taxable Income	Other Business Income	Class 1 CCA	Class 2 CCA	Non Resource Overhead	Other Taxable Income	Overhead to CEE	Overhead to CDE	COGPE Pool	CDE Pool	CEE Pool	Depletion Pool	Acri Pool	Tax Loss Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Sub	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	6,797	0.0	6,797	22.49
5	6,163	0.0	6,163	20.39
10	5,640	0.0	5,640	18.66
12	5,458	0.0	5,458	18.06
15	5,210	0.0	5,210	17.24
20	4,855	0.0	4,855	16.06

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,848.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	43.00
CDE Pool	3,118.00
CEE Pool	5,885.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	6,154.00

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2012	Total Proved Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue M$	Wells	Pool Rates scf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue M$	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2013	3.0	302	110,065.6	82,549.2	0.0	80.02	6,606	1.0	360,453	131,565.2	98,673.9	0.0	2.39	236	0.0	0.00	272	272
2014	3.0	175	63,871.6	47,903.7	0.0	80.02	3,833	0.0	27,862	10,169.5	7,627.1	0.0	2.60	20	0.0	0.00	135	135
2015	3.0	117	42,869.8	32,152.3	0.0	80.02	2,573	1.0	280,351	102,328.0	33,736.8	0.0	2.49	84	0.0	0.00	106	106
2016	3.0	88	32,039.3	24,029.4	0.0	80.02	1,923	1.0	178,268	65,246.0	21,678.5	0.0	2.50	54	0.0	0.00	77	77
2017	3.0	69	25,288.6	18,966.4	0.0	80.02	1,518	1.0	120,482	43,975.8	14,817.7	0.0	2.50	37	0.0	0.00	60	60
2018	3.0	57	20,832.4	15,624.3	0.0	80.02	1,250	1.0	85,584	31,238.0	10,741.5	0.0	2.50	27	0.0	0.00	49	49
2019	3.0	48	17,650.9	13,238.2	0.0	80.02	1,059	1.0	62,988	22,990.6	8,065.6	0.0	2.51	20	0.0	0.00	41	41
2020	3.0	42	15,316.3	11,487.2	0.0	80.02	919	1.0	15,831	5,794.3	2,751.7	0.0	2.55	7	0.0	0.00	33	33
2021	3.0	37	13,430.5	10,072.9	0.0	80.02	806	0.0	5,396	1,969.5	1,477.1	0.0	2.60	4	0.0	0.00	28	28
2022	3.0	33	11,964.9	8,973.7	0.0	80.02	718	0.0	5,592	2,041.2	1,530.9	0.0	2.60	4	0.0	0.00	25	25

Sub			353,329.8	264,997.4	0.0	80.02	21,205			417,318.1	201,100.8	0.0	2.45	493	0.0	0.00
Rem			20,585.2	15,438.9	0.0	80.02	1,235			3,534.1	2,650.6	0.0	2.60	7	0.0	0.00
Total			373,915.0	280,436.3	0.0	80.02	22,441			420,852.1	203,751.4	0.0	2.45	500	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volumes	CS Net Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2013	252.0	0.0	69.01	17.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	252.0	0.0	201.6
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	349.8	0.0	87.11	30.5	0.0	0.0	0.00	0.0	341.2	0.0	43.25	14.8	289.6	0.0	69.56	20.1	980.6	0.0	789.7
2016	221.7	0.0	87.11	19.3	0.0	0.0	0.00	0.0	216.2	0.0	43.25	9.4	183.5	0.0	69.56	12.8	621.4	0.0	338.3
2017	147.7	0.0	87.11	12.9	0.0	0.0	0.00	0.0	144.1	0.0	43.25	6.2	122.3	0.0	69.56	8.5	414.1	0.0	225.4
2018	103.2	0.0	87.11	9.0	0.0	0.0	0.00	0.0	100.7	0.0	43.25	4.4	85.4	0.0	69.56	5.9	289.3	0.0	157.5
2019	74.6	0.0	87.11	6.5	0.0	0.0	0.00	0.0	72.8	0.0	43.25	3.1	61.8	0.0	69.56	4.3	209.2	0.0	113.9
2020	13.0	0.0	87.11	1.1	0.0	0.0	0.00	0.0	12.6	0.0	43.25	0.5	10.7	0.0	69.56	0.7	36.3	0.0	19.8
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

Sub	1,162.0	0.0	83.19	96.7	0.0	0.0	0.00	0.0	887.6	0.0	43.25	38.4	753.4	0.0	69.56	52.4	2,803.0	0.0	1,846.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,162.0	0.0	83.19	96.7	0.0	0.0	0.00	0.0	887.6	0.0	43.25	38.4	753.4	0.0	69.56	52.4	2,803.0	0.0	1,846.1

CASH FLOW BTAX

	Company Revenue	Crown Royalty	Freehold Royalty	ORR Royalty	Mineral Tax	Total Royalty Burden	Net Rev After Royalties	Other Income	Sask Corp Cap Tax	Fixed Oper Expense	Variable Operating Expense	Other Expenses	Total Operating Costs	Abandon Cost & Salvage	Net Operating Income	Total Investment	NET Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	6,859	1,371.2	0.0	0.0	0.0	20	5,488	0.0	0.0	324.7	1,757.9	0.0	2,082.5	0.0	3,405	0.0	3,405	3,405	3,260
2014	3,853	663.3	0.0	0.0	0.0	17	3,190	0.0	0.0	311.2	947.9	0.0	1,259.1	22.9	1,908	153.0	1,755	5,160	1,534
2015	2,722	366.1	0.0	7.7	0.0	14	2,349	0.0	0.0	333.8	675.8	0.0	1,009.6	46.8	1,292	0.0	1,292	6,452	1,022
2016	2,018	212.2	0.0	3.1	0.0	11	1,803	0.0	0.0	340.5	512.1	0.0	852.5	47.8	903	0.0	903	7,355	647
2017	1,582	130.6	0.0	0.7	0.0	8	1,451	0.0	0.0	347.3	410.1	0.0	757.4	44.8	649	0.0	649	8,004	423
2018	1,296	87.0	0.0	0.0	0.0	7	1,209	0.0	0.0	354.2	343.1	0.0	697.3	99.4	413	0.0	413	8,417	244
2019	1,093	61.2	0.0	0.0	0.0	6	1,032	0.0	0.0	361.3	295.4	0.0	656.8	101.4	274	0.0	274	8,691	148
2020	929	46.9	0.0	0.0	0.0	5	882	0.0	0.0	354.3	257.1	0.0	611.4	47.6	223	0.0	223	8,913	109
2021	810	36.6	0.0	0.0	0.0	5	773	0.0	0.0	357.5	229.0	0.0	586.4	26.4	161	0.0	161	9,074	71
2022	722	29.1	0.0	0.0	0.0	4	693	0.0	0.0	364.6	208.1	0.0	572.7	0.0	120	0.0	120	9,194	49

Sub	21,886	3,004.1	0.0	11.5	0.0	14	18,870	0.0	0.0	3,449.5	5,636.3	0.0	9,085.7	437.0	9,347	153.0	9,194	9,194	7,506
Rem	1,242	43.2	0.0	0.0	0.0	3	1,199	0.0	0.0	751.3	368.6	0.0	1,119.9	192.8	–114	0.0	–114	9,081	–4
Total	23,128	3,047.4	0.0	11.5	0.0	13	20,069	0.0	0.0	4,200.7	6,004.9	0.0	10,205.6	629.8	9,234	153.0	9,081	9,081	7,502

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.2
RLI (Principal Product)	3.2
Reserves Life	12.0
RLI (BOE)	3.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	373,915	280,436	280,436	243,160
Gas (Mcf)	420,852	203,751	203,751	164,718
Gas (boe)	70,142	33,959	33,959	27,453
*NGL (bbl)	5,470	1,641	1,641	1,099
Cond (bbl)	3,369	1,162	1,162	747

Total (boe)	452,897	317,198	317,198	272,459

*	This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	9,234	153.0	9,081	28.63
5	8,355	139.1	8,216	25.90
10	7,629	127.0	7,502	23.65
12	7,376	122.6	7,253	22.87
15	7,032	116.4	6,916	21.80
20	6,539	107.1	6,432	20.28

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	563.07	563.07
Cost Of Reserves	$/BOE	0.48	0.48
Prob Of Success	%	100.00
Chance Of	%	100.00

ECONOMIC INDICATORS

	BTAX		ATAX
	Unrisked	Risked	Unrisked	Risked
Discount Rate (%)	10.0	10.0	10.0	10.0
Payout (Yrs)	0.0	0.0	0.0	0.0
Discounted Payout (Yrs)	0.0	0.0	0.0	0.0
DCF Rate of Return (%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest	49.0	49.0	36.8	36.8
NPV/Disc Invest	59.1	59.1	44.3	44.3
NPV/DIS Cap Exposure	59.1	59.1	44.3	44.3
NPV/BOEPD (M$/boepd)	27.6	27.6	20.7	20.7

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	303.81	303.81	303.81	303.81
Prod (12 Mo Ave)	(BOEPD)	271.72	271.72	271.72	271.72
Price	($/BOE)	69.11	69.11	69.11	69.11
Royalties	($/BOE)	13.82	13.82	13.82	13.82
Operating Costs	($/BOE)	20.98	20.98	20.98	20.98
NetBack	($/BOE)	34.31	34.31	34.31	34.31
Recycle Ratio	(ratio)	71.13	71.13	71.13	71.13

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1, 2012 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2012	Total Proved Reserves

CASH FLOW ATAX

	Income Before Tax Loss	Tax Loss Generated	Tax Loss Claim	Federal Taxable Income	Basic Federal Tax	Federal M&P Tax Credit	Federal Surtax	Invest Tax Credit	Federal Income Tax	Attributed Royalty Income	Provincial Taxable Income	Basic Provincial Tax	Provincial M&P Tax Credit	Provincial Income Tax	Total Income Tax	BTAX Cash Flow	ATAX Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	3,405.3	0.0	0.0	3,405.3	510.8	0.0	0.0	0.0	510.8	0.0	3,405.3	340.5	0.0	340.5	851.3	3,405	2,554	2,554	2,451
2014	1,888.6	0.0	0.0	1,888.6	281.0	0.0	0.0	0.0	281.0	0.0	1,911.6	191.2	0.0	191.2	472.2	1,755	1,283	3,837	1,126
2015	1,258.6	0.0	0.0	1,258.6	184.1	0.0	0.0	0.0	184.1	0.0	1,305.4	130.5	0.0	130.5	314.7	1,292	977	4,814	775
2016	877.7	0.0	0.0	877.7	126.9	0.0	0.0	0.0	126.9	0.0	925.4	92.5	0.0	92.5	219.4	903	683	5,497	490
2017	630.0	0.0	0.0	630.0	90.0	0.0	0.0	0.0	90.0	0.0	674.8	67.5	0.0	67.5	157.5	649	491	5,989	320
2018	398.6	0.0	0.0	398.6	49.9	0.0	0.0	0.0	49.9	0.0	498.0	49.8	0.0	49.8	99.7	413	313	6,302	185
2019	263.5	0.0	0.0	263.5	29.4	0.0	0.0	0.0	29.4	0.0	364.9	36.5	0.0	36.5	65.9	274	208	6,510	112
2020	214.9	0.0	0.0	214.9	27.5	0.0	0.0	0.0	27.5	0.0	262.4	26.2	0.0	26.2	53.7	223	169	6,679	83
2021	154.6	0.0	0.0	154.6	20.5	0.0	0.0	0.0	20.5	0.0	180.9	18.1	0.0	18.1	38.6	161	122	6,801	54
2022	115.8	0.0	0.0	115.8	17.4	0.0	0.0	0.0	17.4	0.0	115.8	11.6	0.0	11.6	29.0	120	91	6,892	37

Sub	9,207.6	0.0	0.0	9,207.6	1,337.4	0.0	0.0	0.0	1,337.4	0.0	9,644.6	964.5	0.0	964.5	2,301.9	9,194	6,892	6,892	5,633
Rem	–127.0	0.0	0.0	–127.0	–38.3	0.0	0.0	0.0	–38.3	0.0	65.8	6.6	0.0	6.6	–31.7	–114	–82	6,810	–2
Total	9,080.7	0.0	0.0	9,080.7	1,299.1	0.0	0.0	0.0	1,299.1	0.0	9,710.4	971.0	0.0	971.0	2,270.2	9,081	6,810	6,810	5,630

TAXABLE INCOME

	Resource Revenue	Resource Royalty	Plus Non- Deduct Royalty	Resource Allowance	Resource Operating Cost	Resource CCA	Resource Overhead	Net Production Royalty	Net Resource Royalty Income	Net Other Resource Income	COGPE	CDE	CEE	Depletion Allowance	Resource Taxable Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	6,859	1,371.2	0.0	0.0	2,082.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,405.3
2014	3,853	663.3	0.0	0.0	1,282.1	19.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,888.6
2015	2,722	366.1	0.0	0.0	1,056.4	33.5	0.0	0.0	–7.7	0.0	0.0	0.0	0.0	0.0	1,258.6
2016	2,018	212.2	0.0	0.0	900.3	25.1	0.0	0.0	–3.1	0.0	0.0	0.0	0.0	0.0	877.7
2017	1,582	130.6	0.0	0.0	802.2	18.8	0.0	0.0	–0.7	0.0	0.0	0.0	0.0	0.0	630.0
2018	1,296	87.0	0.0	0.0	796.7	14.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	398.6
2019	1,093	61.2	0.0	0.0	758.1	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	263.5
2020	929	46.9	0.0	0.0	658.9	7.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	214.9
2021	810	36.6	0.0	0.0	612.8	6.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	154.6
2022	722	29.1	0.0	0.0	572.7	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	115.8

Sub	21,886	3,004.1	0.0	0.0	9,522.7	139.6	0.0	0.0	–11.5	0.0	0.0	0.0	0.0	0.0	9,207.6
Rem	1,242	43.2	0.0	0.0	1,312.7	13.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–127.0
Total	23,128	3,047.4	0.0	0.0	10,835.4	153.0	0.0	0.0	–11.5	0.0	0.0	0.0	0.0	0.0	9,080.7

TAX LOSS POOL

	Net Processing Income	Class 41 CCA	Processing Overhead	M&P Taxable Income	Other Business Income	Class 1 CCA	Class 2 CCA	Non Resource Overhead	Other Taxable Income	Overhead to CEE	Overhead to CDE	COGPE Pool	CDE Pool	CEE Pool	Depletion Pool	Acri Pool	Tax Loss Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2014	0.0	19.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2015	0.0	33.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2016	0.0	25.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2017	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2018	0.0	14.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2019	0.0	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2020	0.0	7.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2021	0.0	6.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2022	0.0	4.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Sub	0.0	139.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rem	0.0	13.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.0	153.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	6,963	153.0	6,810	21.47
5	6,302	139.1	6,163	19.43
10	5,757	127.0	5,630	17.75
12	5,568	122.6	5,446	17.17
15	5,311	116.4	5,194	16.38
20	4,942	107.1	4,835	15.24

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,848.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	43.00
CDE Pool	3,118.00
CEE Pool	5,885.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	6,154.00

© Deloitte LLP and affiliated entities.

Evaluation procedure

Definitions and methodology

Effective as of December 2012

© Deloitte LLP and affiliated entities.

Table of contents

Definitions

• Procedure	3

• Reserve evaluation	3

• Reserve classification	3

Reserve estimation methodology	4

Production forecasts	4

Land schedules and maps	5

Geology	5

Royalties and taxes	6

Capital and operating considerations	6

Pricing overview	7

© Deloitte LLP and affiliated entities.

Procedure

AJM Deloitte has prepared estimates of reserves in accordance with the SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

Reserve evaluation

A “Reserves evaluation” is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas reserves by interpreting and assessing all available pertinent data. The value of an oil and gas asset is a function of the ability or potential ability of that asset to generate future net revenue, and it is measured using a set of forward-looking assumptions regarding reserves, production, prices, and costs. Evaluations of oil and gas reserves, include a discounted cash flow analysis of estimated future net revenue.

Reserve classification

Reserves are classified by AJM Deloitte in accordance with the definitions that are described in the United States Securities and Exchange Commission Regulation S-X Part 210.4-10(a).

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Reserve estimation methodology

AJM Deloitte has assigned all reserves via deterministic methods.

Production forecasts

Production forecasts are based on historical trends or by comparison with other wells in the immediate area producing from analogous reservoirs. Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles). If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date. These on-stream dates were used when the company could not provide specific on-stream date information.

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Land schedule and maps

The Company provided schedules of land ownership which included lessor and lessee royalty burdens. The land data was accepted as factual and no investigation of title by AJM Deloitte was made to verify the records.

Well maps included within this report represent all of the Company’s interests that were evaluated in the specified area.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated. Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted. This work consists of:

•	developing a regional understanding of the play,

•	assessing reservoir parameters from the nearest analogous production,

•	analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,

•	auditing of client mapping or developing maps to meet AJM Deloitte’s need to establish volumetric hydrocarbons-in-place.

Procedures specific to the individual properties are discussed in the body of the property report.

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Royalties and taxes

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements, that were in effect as of the evaluation effective date. If regulations change, the net after royalty recoverable reserve volumes may differ materially.

AJM Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Reserves estimated to meet the standards for constant prices and costs, are based on Regulation S-X 210.4-10(a).

Capital costs were provided by the Company and reviewed by AJM Deloitte for reasonableness.

Operating costs were determined from historical data on the property as provided by the evaluated Company.

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Pricing overview

The following table contains the constant dollar evaluation of the Company. Prices were calculated in accordance with the definition (22)(v) of Regulation S-X, 210.4-10(a) and were determined by taking the un-weighted average of the prices on the first day of the month for the preceding 12 months.

The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in AJM Deloitte’s individual property evaluations.

	Benchmark	Benchmark price ($CAD)	Weighted average realized report price ($CAD)
Oil	NYMEX WTI @ Cushing	$95.01/bbl	$80.03/bbl
Gas	NYMEX Henry Hub LA	$2.75/MMbtu	$2.46/Mcf
Condensate	Condensate US	$50.50/bbl	$66.89/bbl

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